

# Anthony Khan · 3rd

Co-Founder at MedCoShare

Philadelphia, Pennsylvania, United States · 500+ connections ·

**Contact info**

 **MedCoShare**

 **The College of New**

## Experience



### Co-Founder & CFO
MedCoShare
Jan 2019 – Present · 2 yrs
Philadelphia, Pennsylvania, United States

MedCoShare is the first Medical Co-Sharing space in Philadelphia for Physicians and Health Care Practitioners!

      **MedCoShare**



### PMO Program/Project Manager
UnitedHealth Group
Aug 2017 – Present · 3 yrs 5 mos
Horsham, PA

Software project management across multiple applications through the PMO.



### Managing Partner
The ARA Group

May 2016 – Present · 4 yrs 8 mos
www.aragroup.biz

Commercial Real Estate Investing & Managing



### President
KWW Holdings
Jun 2014 – Present · 6 yrs 7 mos
Philadelphia, PA

Commercial Real Estate Investing
www.kwwholdings.com



### Comcast
2 yrs 11 mos



### Program Project Manager
Jul 2014 – May 2017 · 2 yrs 11 mos
Philadelphia, PA

Business Operations, User Experience, Business Services Delivery, Device Swaps



### Sr. PM
2016 · less than a year

**Show 5 more experiences** ⌄

## Education



### The College of New Jersey
BS, BISM
1998 – 2002
Activities and Societies: Sigma Pi

## Skills & endorsements

**Clinical Trials** · 36

 Endorsed by **Eva Miller and 1 other who is highly skilled at this**

 Endorsed by **6 of Anthony's colleagues a**
plc

**CRO** · 36

**Michelle Khan and 35 connections** have given endorsements for this skill

---

### 21 CFR Part 11 · 32

**Alfredo Perez and 31 connections** have given endorsements for this skill

---

Show more ∨



